Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary		Jurisdiction of Incorporation
1.	DSP Group Europe SARL	France

2.	DSP Group Ltd.	Israel

3.	Nihon DSP K.K.	Japan

4.	RF Integrated Systems, Inc.	Delaware, U.S.

5.	Voicecom Ltd.	Israel

6.	VoicePump, Inc.	California, U.S.

7.	Corage, Inc.	Delaware, U.S.

8.	DSP Corage, Inc.	Delaware, U.S.

9.	Corage, Ltd.	Israel